Exhibit 99.1

FIELD TRIP HEALTH LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND 2020

(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP HEALTH LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at	As at
(unaudited)		June 30, 2021	March 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash and cash equivalents		27,630,348	38,469,057
Funds held in trust	5	-	795,516
Restricted cash	6	462,179	588,041
Short-term investments	7	72,132,588	72,552,870
Accounts receivable	8	1,052,009	813,761
Other assets	9	2,211,264	2,890,197
TOTAL CURRENT ASSETS		103,488,388	116,109,442

NON-CURRENT
Property, plant and equipment	10	2,696,220	2,198,817
Intangible assets	11	505,201	427,124
Right-of-use assets	12	11,629,016	7,182,358
Other non-current assets	9	771,949	532,264
TOTAL NON-CURRENT ASSETS		15,602,386	10,340,563
TOTAL ASSETS		119,090,774	126,450,005

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	14	4,036,835	5,348,110
Deferred revenue		68,249	42,318
Current portion of lease obligations	13	1,325,754	1,070,435
TOTAL CURRENT LIABILITIES		5,430,838	6,460,863

NON-CURRENT
Loan payable	15	31,986	23,112
Lease obligations	13	10,783,369	6,403,372
TOTAL LIABILITIES		16,246,193	12,887,347

EQUITY
Share capital	4, 16	131,472,751	130,784,175
Warrants	17	6,253,441	6,370,660
Share-based payments reserve	18	2,969,118	1,832,224
Accumulated other comprehensive income		431,369	327,302
Retained deficit		(38,282,098)	(25,751,703)
TOTAL EQUITY		102,844,581	113,562,658
TOTAL LIABILITIES AND EQUITY		119,090,774	126,450,005

Commitments (Note 30)

Subsequent events (Note 34)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS

		Three months ended	Three months ended
(unaudited)		June 30, 2021	June 30, 2020
(Expressed in Canadian Dollars)	Notes	$	$

REVENUE
Patient services	3, 25	867,400	23,359
Other revenue		-	240
Total revenue		867,400	23,599
OPERATING EXPENSES
General and administration	20	7,685,666	1,353,920
Occupancy costs	21	376,615	63,783
Sales and marketing	22	986,705	151,832
Research and development	23	1,359,390	735,002
Depreciation and amortization	24	615,483	209,760
Patient services	25	1,287,071	56,975
Total operating expenses		12,310,930	2,571,272
OTHER INCOME (EXPENSES)
Interest income	26	131,615	2,267
Interest expense	27	(146,587)	(37,251)
Other	28	(1,071,893)	(376,247)
Net loss before income taxes		(12,530,395)	(2,958,904)
Income taxes		-	-
Net loss		(12,530,395)	(2,958,904)
Exchange gain from translation of foreign subsidiaries		104,067	35,794
NET LOSS AND COMPREHENSIVE LOSS		(12,426,328)	(2,923,110)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Health Ltd.		(12,426,328)	(2,921,207)
Non-controlling interest		-	(1,903)
		(12,426,328)	(2,923,110)
NET LOSS PER SHARE
Basic and diluted	19	(0.22)	(0.21)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share Capital		Warrant Reserve	Share-based Payment Reserve	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Non-controlling Interest	Shareholders' Equity
(unaudited)	Notes	# Shares	$	$	$	$	$	$	$
Balance, April 1, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	-	113,562,658
Share issuance	16	150,000	225,000	-	(225,000)	-	-	-	-
Share issuance cost			(61,307)	-	-	-	-	-	(61,307)
Share-based payments	18	-	-	-	1,412,133	-	-	-	1,412,133
Warrants exercised	17	144,377	405,974	(117,219)	-	-	-	-	288,755
Stock options exercised	18	70,583	118,909	-	(50,239)	-	-	-	68,670
Exchange gain from translation of foreign subsidiaries		-	-	-	-	104,067	-	-	104,067
Net loss		-	-	-	-	-	(12,530,395)	-	(12,530,395)
Balance, June 30, 2021		57,662,198	131,472,751	6,253,441	2,969,118	431,369	(38,282,098)	-	102,844,581

		Share Capital		Warrant Reserve	Share-based Payment Reserve	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Non-controlling Interest	Shareholders' Equity
	Notes	# Shares	$	$	$	$	$	$	$

Balance, April 1, 2020		20,941,923	12,781,270	-	330,703	(50,041)	(2,641,920)	8,344	10,428,356
Share issuance - Class A	16	-	-	-	-	-	-	-	-
Share issuance - Class B	16	76,240	95,617	-	-	-	-	-	95,617
Share issuance cost	16	-	(17,829)	-	-	-	-	-	(17,829)
Share-based payments	18	-	-	-	691,572	-	-	-	691,572
Exchange loss from translation of foreign subsidiaries		-	-	-	-	35,701	-	91	35,972
Purchase of non-controlling interest		-	-	-	-	553	9,817	(10,370)	-
Net loss		-	-	-	-	-	(2,960,839)	1,935	(2,958,904)
Balance, June 30, 2020		21,018,163	12,859,058	-	1,022,275	(13,787)	(5,592,942)	-	8,274,604

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. ▪ Unaudited Interim Condensed Consolidated Financial Statements First Quarter 2022

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FIELD TRIP HEALTH LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended	Three months ended
(unaudited)		June 30, 2021	June 30, 2020
(Expressed in Canadian Dollars)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(12,530,395)	(2,958,904)
Items not involving current cash flows:
Depreciation and amortization		615,483	209,760
Share-based payments	18	1,412,133	691,572
Fair value gain on government assistance		976	-
Interest expense on lease commitments	27	145,611	37,234
Interest income on shareholders' loan	26	(653)	(621)
Interest income on refundable lease deposits	26	(4,402)	(1,646)
Interest income on short term investments		(92,395)	--
Unrealized foreign exchange loss		1,074,954	-
Government assistance - CEBA loan		(12,102)	-
Net change in non-cash working capital	29	(1,508,654)	61,828
CASH USED IN OPERATING ACTIVITIES		(10,899,444)	(1,960,777)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	10	(673,899)	(327,411)
Acquisition of intangible assets	11	(112,412)	(119,173)
Refundable security deposit paid for right-of-use assets		(237,734)	(54,512)
CASH USED IN INVESTING ACTIVITIES		(1,024,045)	(501,096)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	16	-	95,617
Proceeds from exercise of stock options	16	68,670	-
Proceeds from exercise of warrants	17	288,755	-
Share issuance cost paid		-	(17,829)
Repayment of lease obligation	13	(339,069)	(211,668)
Loans received	15	20,000	-
CASH PROVIDED BY FINANCING ACTIVITIES		38,356	(133,880)
Net change in cash during the period		(11,885,133)	(2,595,753)
Effect of exchange rate on changes in cash		125,046	46,325
Cash and cash equivalent at beginning of the period		39,852,614	9,690,758
CASH AND CASH EQUIVALENT AT END OF THE PERIOD		28,092,527	7,141,330

SUPPLEMENTAL INFORMATION
Cash and cash equivalents		27,630,348	7,041,330
Restricted cash		462,179	100,000
CASH AND CASH EQUIVALENT AT END OF THE PERIOD		28,092,527	7,141,330
Composed of:
Cash		9,389,387	7,141,330
Cash equivalents		18,703,140	-

Interest income received		102,766	27

Interest expense paid		138,947	37,234

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Field Trip Health Ltd. ▪ Unaudited Interim Condensed Consolidated Financial Statements First Quarter 2022

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

1. NATURE OF OPERATIONS

Field Trip Health Ltd. (the “Group”, the “Company” or “Field Trip”) was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta). Prior to October 1, 2020, the Company’s operations were conducted through Field Trip Psychedelics Inc. (“FTP”). FTP was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.

On October 1, 2020, FTP completed a reverse takeover transaction (the “Transaction”) with Newton Energy Corporation (“Newton”) and Newton’s wholly-owned subsidiary Newton Energy Subco Limited (“Newton Subco”). The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in FTP becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of FTP becoming security holders of Newton. As a result, the consolidated statements of financial position are presented as a continuance of FTP and the comparative figures presented are those of FTP (see Note 4 Reverse Takeover for details). Immediately prior to the closing of the Transaction, Newton filed an Article of Amendment to change its name from Newton Energy Corporation to “Field Trip Health Ltd.”

Field Trip is a global leader in the development and delivery of psychedelic-assisted psychotherapy (“PAP”). PAP is gaining traction in response to clinical research and academic studies showing compelling evidence of its safety and profound efficacy in the treatment of mood disorders, such as severe depression, anxiety and PTSD, which are part of a growing, global mental health crisis.

Field Trip’s primary focus is to develop proprietary, competitive and differentiated psychedelic-assisted therapies (both through novel psychedelic molecules and innovation in therapeutic protocols), which achieve the best patient outcomes in the treatment of mood disorders. Structurally, the focus of our research and development strategies is established by our Field Trip Discovery (“FT Discovery'') division, which is then executed through contract research and manufacturing organizations for molecule development through Field Trip Psychedelics Inc. and our botanical research arm through Field Trip Natural Products Inc. (“FTNP”), as well as our Field Trip Health (“FT Health”) division, which operates clinics across North America and Europe, for therapeutic protocol research and innovation. In addition to the research and innovation focus, the clinics operated by FT Health operate as patient treatment centers where our medical teams can develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of PAP, identify new indications with existing and novel psychedelic medicines, such as FT-104 and future pipeline drugs under well-controlled conditions, and to evaluate the safe and effective use of digital tools developed by our Field Trip Digital (“FT Digital”) division to support and enhance the patient outcomes and experience.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Note: The above organizational chart excludes non-operating holding companies, which are immaterial to Field Trip’s operations.

Exchange Listings

On June 7, 2021 Field Trip’s Common Shares and warrants commenced trading on the TSX under the ticker symbols “FTRP” and “FTRP.WT” respectively. In connection with the TSX listing, the Common Shares and warrants were delisted from the Canadian Securities Exchange (“CSE”).

On July 23, 2021, Field Trip announced that it has received conditional approval from The NASDAQ Stock Market LLC (“NASDAQ”) to list its issued and outstanding common shares on the NASDAQ Global Select Market and on July 27, 2021, the Company received final approval from NASDAQ to list its common shares on the NASDAQ Global Select Market. The Company’s shares began trading at market open on July 29, 2021 with the ticker symbol FTRP.

The Company’s common stock will continue to trade in Canada on the TSX Exchange under its current symbol FTRP; and concurrent with the listing of Field Trip’s common shares on NASDAQ in the US, the shares will cease to be quoted on the OTCQX. The Company has previously completed the process to ensure its shares are eligible for electronic clearing through the Depository Trust Company (DTC).

2. BASIS OF PREPARATION

Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the fiscal years ended March 31, 2021 and 2020.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 16, 2021.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies in the most recent audited annual consolidated financial statements.

Functional Currency

The Group’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

Basis of Consolidation

These Condensed Consolidated Financial Statements include the accounts of the Group, its subsidiaries and ketamine clinics in the United States that are owned solely by state-licensed physicians and organized as physician practices or professional medical corporations (“PCs”).

Subsidiaries

Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Psychedelics Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Digital LLC	Delaware, USA	United States Dollars	100%
Field Trip Natural Products Limited (i)	Kingston, Jamaica	United States Dollars	100%

(i)	On June 3, 2020, Field Trip Psychedelics Inc., Darwin Inc., a third party, and Field Trip Natural Products Limited (“FTNP”) entered into a Share Purchase Agreement whereby Field Trip Psychedelics Inc. purchased 120 shares of FTNP from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, the Group increased its ownership from 20% to 100% of the authorized capital of FTNP. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 18 Share-based Payments.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.

Professional Medical Corporations

Field Trip’s agreements with the PCs generally consist of Management Services Agreements (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC, and Succession Agreements, which provide for transition of ownership of the PCs under certain conditions.

The MSAs typically provide that the term of the arrangements is twenty years with automatic renewal for successive five-year terms, subject to termination by Field Trip or the PC in certain specified circumstances. The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. Field Trip is the sole and exclusive provider of all non-medical business management, information management, marketing, support and personnel, equipment and supplies as are reasonably necessary for the day-to-day administration, operation and non-medical management of the PCs. The Company directs and trains PC staff in the use of its proprietary psychotherapy protocols and establishes the guidelines for the employment and compensation of the physicians and other employees of the PCs. The PCs are branded as Field Trip clinics using its marketing collaterals and logo. In addition, Field Trip holds a security interest in all PC revenue and proceeds as collateral.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Under the terms of the Succession Agreement, Field Trip has the right to designate a successor shareholder in the event of a succession event. The outstanding voting equity instruments of the PCs are owned by successor shareholders appointed by Field Trip or other shareholders who are also subject to the terms of the Succession Agreements.

Based upon the provisions of these agreements, Field Trip determined that the PCs are controlled by the Company. The contractual arrangement to provide management services allows Field Trip to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs in accordance with IFRS 10 Consolidated Financial Statements. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support Field Trip provides to the PCs (e.g., loans) and the provisions of the successor shareholder succession arrangements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to Field Trip shareholders. The aggregate carrying value of the current assets and liabilities included in the consolidated balance sheets for the PCs after elimination of intercompany transactions and balances were $830,225 and $724,445 respectively, as of June 30, 2021 and $525,985 and $224,535, respectively, as of March 31, 2021. The PCs did not have noncurrent assets or liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and use of estimates and judgments described in the Company’s annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated statements unless otherwise indicated. The accounting policies have been applied consistently by all subsidiaries and PCs.

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Group reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Notes 2 and 3 to the Company’s consolidated financial statements for the fiscal years ended March 31, 2021 and 2020. There have been no significant changes in estimates and judgments in the three months ended June 30, 2021.

Impact of Coronavirus

While the precise impact of the recent novel coronavirus (“COVID-19”) outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Group is monitoring developments and preparing for any impacts related to COVID-19. The Group has a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, impacts on patients, practitioners and employees.

4. REVERSE TAKEOVER

On October 1, 2020, FTP completed its previously announced going public transaction (the “Transaction”) pursuant to the terms of an agreement entered into on August 21, 2020 between FTP, Newton and Newton Subco. On September 30, 2020, immediately prior to the closing of the Transaction, Newton filed articles of amendment to: (i) consolidate its outstanding common shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to "Field Trip Health Ltd.".

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

The Transaction constituted a Reverse Takeover by way of a three-cornered amalgamation under applicable securities law, with FTP as the reverse takeover acquirer and Newton as the reverse takeover acquiree.

Pursuant to the terms of the agreement, Newton acquired all the issued and outstanding common shares of FTP. Holders of FTP common shares received one post-consolidation common share of Newton in exchange for each FTP share held. Newton became the direct parent and sole shareholder of FTP, changed its year end from December 31 to March 31 and continued under the Canada Business Corporations Act ("CBCA") by Certificate and Articles of Continuance.

In connection with the completion of the Transaction, Newton common shares listed on the NEX board of the TSXV were delisted on September 30, 2020. Field Trip Health Ltd. shares commenced trading on the Canadian Stock Exchange (“CSE”) on October 6, 2020, under the stock symbol FTRP. The Common Shares were subsequently delisted from the CSE and listed on the TSX and NASDAQ (see Note 34 – Subsequent Events).

The Transaction does not constitute a business combination as Newton does not meet the definition of a business under IFRS 3 Business Combinations. Immediately after the Transaction, shareholders of FTP owned 100% of the voting rights of Newton. As a result, the Transaction has been accounted for as a capital transaction with FTP being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of FTP.

Purchase price consideration

FTP is deemed to have acquired the former Newton as part of the Transaction. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition did not meet the criteria for a business combination and is therefore treated a recapitalization under the scope of IFRS 2 Share Based Payments. The consideration consisted entirely of shares and options of Field Trip Health Ltd. which were measured at the estimated fair value on the date of acquisition. The fair value of the Common Shares issued to the former Newton shareholders was determined to be $1,590,212 based on the fair value of the shares issued (795,106 shares at $2.00 per share). The fair value of the Newton Options was determined to be $74,982 using a Black Scholes model based on the following assumptions: Stock price volatility - 70%; Risk-free interest rate – 0.29 - 0.33%; Stock price at October 1, 2020 - $2.00 and an expected life of 2.52 – 3.86 years. In connection with the acquisition of Newton, the Company incurred transaction costs of $571,435, of which $375,713 was settled in cash and the remaining $195,722 in Company stock options.

Total
$
Consideration: Newton Commons Shares	1,590,212
Consideration: Newton Options	74,982
Total consideration	1,665,194
Transaction costs	571,435
2,236,629
Identifiable assets acquired: Newton Cash	66,487
Listing Expense	2,170,142

5. FUNDS HELD IN TRUST

	June 30, 2021	March 31, 2021
As at	$	$
Funds held in trust	-	795,516
	-	795,516

As at June 30, 2021, funds held in trust of $nil (March 31, 2021 - $795,516) represents unrestricted funds held at a Canadian chartered bank by the Group’s corporate counsel, representing proceeds from the March Bought Deal Offering which were released in April 2021 (See Note 16 (ix) Share Capital).

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

6. RESTRICTED CASH

	June 30, 2021	March 31, 2021
As at	$	$
Funds held as collateral	100,501	100,501
Funds held at PCs	361,678	487,540
	462,179	588,041

As at June 30, 2021, the Group had $100,501 (March 31, 2021 - $100,501) of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 4, 2021, and $65,325 matures on January 20, 2022. The Group also had $361,678 (March 31, 2021 - $487,540) of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.

7. SHORT TERM INVESTMENTS

	June 30, 2021	March 31, 2021
As at	$	$
Short term investments	72,132,588	72,552,870

Short term investments of $72,132,588 (March 31, 2021 - $72,552,870) represent non-redeemable GICs held with financial institutions as at June 30, 2021. These investments have maturities ranging from 6 months to one year, and interest rates from 0.25% to 0.80% (March 31, 2021 - 0.35% to 0.80%)

8. ACCOUNTS RECEIVABLE

	June 30, 2021	March 31, 2021
As at	$	$
Trade receivables	449,087	21,253
Sales tax receivable	579,969	768,981
Other receivables	22,953	23,527
	1,052,009	813,761

Trade receivables relates to amounts receivable from patients for treatments completed at the clinics. Other receivables relate to refunds owed to Field Trip for marketing materials.

During the three months ended June 30, 2021 and 2020, no expected credit loss allowance was recorded for accounts receivable. No receivables were written off during these periods.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

9. OTHER ASSETS

	June 30, 2021	March 31, 2021
As at	$	$
Prepaid expenses	2,093,339	2,810,369
Lease security deposits	819,716	539,028
Prepaid additional (non-lease) rent	18,984	22,543
Shareholder loans receivable (Note 33)	51,174	50,521
	2,983,213	3,422,461
Less amounts due within one year	(2,211,264)	(2,890,197)
Non-current balance	771,949	532,264

As at June 30, 2021, prepaid expenses included $1,657,463 of insurance costs and $435,876 of other operating expenses (March 31, 2021 - $2,180,945 of insurance costs and $629,424 of other operating expenses).

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Leasehold Improvements	Furniture & Fixtures	Computer Equipment & Software	Medical & Laboratory Equipment	Construction in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Additions	30,889	118,175	81,464	32,631	410,740	673,899
Foreign currency translation adjustment	(12,840)	(3,541)	(3,890)	(3,986)	(1,042)	(25,299)
Balance, June 30, 2021	1,261,168	449,234	525,327	305,594	662,430	3,203,753

Accumulated depreciation
Balance, April 1, 2021	(228,264)	(32,817)	(71,050)	(24,205)	-	(356,336)
Depreciation expense	(77,527)	(19,671)	(41,492)	(14,293)	-	(152,983)
Foreign currency translation adjustment	1,163	153	259	211	-	1,786
Balance, June 30, 2021	(304,628)	(52,335)	(112,283)	(38,287)	-	(507,533)
Net book value as at
June 30, 2021	956,540	396,899	413,044	267,307	662,430	2,696,220
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817

On April 6, 2020, FTNP entered into a partnership with the University of West Indies (“UWI”) to provide advanced research and development on psilocybin producing mushrooms. FTNP agreed to lease property from UWI on which to construct a laboratory (the “Jamaica Facility”), contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period (see Note 30 Commitments). In October 2020, construction of the Jamaica Facility was completed. $263,121 was transferred from construction in progress to leasehold improvements in the period ended March 31, 2021.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

11. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Field Trip Health Website	Field Trip Health Portal	Trip App	Total
Cost	$	$	$	$
Balance, April 1, 2021	175,314	165,854	149,117	490,285
Additions	7,591	48,504	56,317	112,412
Balance, June 30, 2021	182,905	214,358	205,434	602,697

Accumulated amortization
Balance, April 1, 2021	(43,257)	(10,728)	(9,176)	(63,161)
Amortization expense	(11,016)	(12,032)	(11,287)	(34,335)
Balance, June 30, 2021	(54,273)	(22,760)	(20,463)	(97,496)
Net book value as at
June 30, 2021	128,632	191,598	184,971	505,201
March 31, 2021	132,057	155,126	139,941	427,124

12. RIGHT-OF-USE ASSETS

The Group leases real property for its Toronto office, clinical locations in North America and Europe and its research facility in Jamaica. Right-of-use assets (“ROU”) consist of the following:

Total
Cost	$
Balance, April 1, 2021	8,266,366
Additions	4,958,110
Foreign currency translation adjustment	(90,958)
Balance, June 30, 2021	13,133,518

Accumulated depreciation
Balance, April 1, 2021	(1,084,008)
Depreciation expense	(428,165)
Foreign currency translation adjustment	7,671
Balance, June 30, 2021	(1,504,502)
Net book value as at
June 30, 2021	11,629,016
March 31, 2021	7,182,358

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

13. LEASE OBLIGATIONS

Lease obligations consist of the following:

Total
$
As at April 1, 2021	7,473,807
Additions during the period	4,914,595
Foreign currency translation adjustment	(85,821)
Payments during the period	(339,069)
Interest expense during the period	145,611
12,109,123
Less amounts due within one year	(1,325,754)
Long-term balance	10,783,369

The Group expenses payments for short-term leases and low-value leases as incurred. These payments for short-term leases and low-value leases were $98,350 for the three months ended June 30, 2021 and $33,469 for the three months ended June 30 2020.

The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at June 30, 2021:

Total
$
Less than 1 year	1,970,881
1 to 2 years	1,824,272
2 to 3 years	1,677,327
3 to 4 years	1,716,323
4 to 5 years	1,756,391
Beyond 5 years	6,518,658
15,463,852

See Note 30 Commitments for additional information on estimated additional rent payment obligations related to the Group’s leases on its clinical and office locations.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2021	March 31, 2021
As at	$	$
Trade payables	918,921	3,126,120
Accrued liabilities	3,117,914	2,221,990
	4,036,835	5,348,110

As at March 31, 2021, trade payables included $1,731,213 of insurance costs and $252,882 of transaction costs incurred for the January and March 2021 bought deal offerings (see Notes 16(viii) and (ix) Share Capital).

As at June 30, 2021 accrued liabilities included $449,327 of transaction costs incurred for the January and March 2021 bought deal offerings (see Notes 16(viii) and (ix) Share Capital), $1,401,432 of accrued payroll liabilities, and $1,267,155 of other expenses, primarily relating to professional fees. As at March 31, 2021 accrued liabilities included $893,219 of transaction costs incurred for the January and March 2021 bought deal offerings (see Notes 16(viii) and (ix) Share Capital), $763,536 of accrued payroll liabilities and $565,235 of other expenses, primarily relating to professional fees.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

15. LOAN PAYABLE

The Group applied for and received on September 17, 2020, the $40,000 Canada Emergency Business Account (“CEBA”), which is an interest-free loan to cover operating costs which was offered in the context of the COVID-19 pandemic outbreak. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On December 31, 2022, the Corporation has the option to extend for 3 years the loan and it will bear a 5% interest rate. To estimate the fair value at initial recognition, the debt component was estimated first at $21,319, considering the forgiveness and interest free aspects. A 15% effective rate was used which corresponds to a market rate that the Corporation would have obtained for a similar loan. The $18,681 residual value was attributed to government assistance that is presented as other income in the statement of loss and other comprehensive loss.

On June 3, 2021, the Group applied for and received a $20,000 CEBA loan expansion. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000.

16. SHARE CAPITAL

Share Capital Authorized

The authorized share capital of the Group consists of an unlimited number of common shares (“Common Shares”), issuable in Series, and an unlimited number of preferred shares (“Preferred Shares”) issuable in series. As at June 30, 2021, the Group also has outstanding 2,071,090 warrants (“Warrants”) (March 31, 2021 – 2,071,090 warrants), which are listed and posted for trading on the TSX.

Common Shares

Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of Field Trip. Each Common Share confers the right to one vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the prior rights and privileges attached to any other class of shares of Field Trip, the holders of the Common Shares are entitled to receive any dividend declared by Field Trip.

In the event of the liquidation, dissolution or winding-up of Field Trip, whether voluntary or involuntary, subject to the prior rights and privileges attached to any other class of shares of Field Trip, the holders of the Common Shares are entitled to receive the remaining property and assets of Field Trip.

The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by Field Trip. There are no restrictions on the repurchase or redemption of Common Shares by Field Trip except to the extent that any such repurchase or redemption would render Field Trip insolvent. The Preferred Shares may, if issued, be made convertible into Common Shares at such rate and upon such basis as the board of directors of Field Trip ("Board"), in its discretion, may determine.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Voting Rights

Each holder of Class A Series Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and at all such meetings shall be entitled to one (1) vote in respect of each such share held by such holder. The foregoing, however, shall not apply to separate meetings of the holders of other classes or series of shares in accordance with the Shareholders Agreement. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding Class B Series Common Shares is entitled to cast the number of votes equal to the number of Class B Series Common Shares held by the holder. Except as provided by law or by the other provisions of the Articles, holders of Class B Series Common Shares shall vote together with the holders of Class A Series Common Shares as a single class.

Class B Series Common Shares Automatic Conversion

Upon the completion of a private placement of Class A Series Common Shares from treasury for gross proceeds of at least USD $2,500,000 in one or multiple closings (the "Qualified Financing"), then all of the Class B Series Common Shares will automatically and concurrently be converted into Class A Series Common Shares (the “Automatic Conversion”) as follows:

(a)	If the price paid per Class A Series Common Share in the Qualified Financing is equal to or greater than USD $1.125, then each Class B Series Common Share will convert into one Class A Series Common Share; or
(b)	If the price paid per Class A Series Common Share in the Qualified Financing is less than USD $1.125, then the Class B Series Common Shares held by each holder will be converted into a number of Class A Series Common Shares determined by dividing the Subscription Amount by an amount equal to the product of the price paid per Class A Series Common Share in the Qualified Financing, multiplied by 0.80. For the purposes of this calculation, “Subscription Amount” means the number of Class B Series 1 Shares held by the holder multiplied by USD $ 0.90.

The brokered and non-brokered private placements completed on August 14 and September 21, 2020 met the definition of a Qualified Financing and all outstanding and issued Class B Series Common Shares were converted into Class A Series Common Shares on a 1:1 basis upon closing (see (vii) and (viii) below).

Preferred Shares

The Preferred Shares may be issued at any time or from time to time in one or more series. Subject to the provisions of the Canada Business Corporations Act, the Board may by resolution alter the articles of Field Trip to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series. The issuance of Preferred Shares and the terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of Common Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Common Shares without any further vote or action by the holders of the Common Shares, if permitted by the Canada Business Corporations Act. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of Field Trip's outstanding Common Shares and thereby have the effect of delaying, deferring or preventing a change of control of Field Trip or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Common Shares.

There are currently no Preferred Shares outstanding (March 31, 2021 – nil).

Warrants

The Warrants are governed by the Warrant Indenture. Each Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances pursuant to the Warrant Indenture, one Common Share at an exercise price of $5.60 until July 5, 2022. The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events where the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price. No fractional Common Shares are issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Common Shares in such circumstances. The Warrant Indenture further provides that Field Trip has the right, but not the obligation, to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice by way of a news release, if the volume weighted average price of the Common Shares on the TSX exceeds $9.00 for any ten (10) consecutive trading days. Holders of Warrants do not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Share Capital Issued as at March 31, 2021

	Number of	Amount
Class of Shares	Shares Issued	$
A (i-x)	57,297,238	130,784,175
	57,297,238	130,784,175

(i)	On May 20, 2020, the Group issued 76,240 Class B Series Common Shares as follows: 11,113 Class B Series Common Shares at a price of $0.90 USD per share, yielding gross proceeds of $10,002 USD or $13,935 CAD. Real estate brokerage commissions of $63,853 were settled via the issuance of 50,911 Class B Series Common Shares at a price of $0.90 USD or $1.2542 CAD per share. Share issuance costs of $17,829 were settled via the issuance of 14,216 Class B Series Common shares at a price of $0.90 USD or $1.2542 CAD per share.

(ii)	On August 11, 2020, directors of FTP exercised options to purchase 9,000,900 Class A Shares at a price of $0.00001 for gross proceeds of $90.

(iii)	On August 14, 2020, the Group completed brokered and non-brokered private placements (the “FTP Private Placements”) of an aggregate of 5,516,724 Class A shares in the capital of Field Trip, at a price of $2.00 per share, for aggregate gross proceeds of $11,033,448. Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. jointly acted as lead agents in connection with the brokered portion of the Private Placement, for which they were paid a cash commission of $391,082, and were issued 55,167 Class A shares and 299,753 compensation warrants (the “FTP Compensation Warrants”). Each FTP Compensation Warrant is exercisable into one Class A Common Share of Field Trip at a price of $2.00 per share until August 14, 2022 (see Note 17 Warrants). The Series B Financing is a Qualified Financing (as defined below); therefore, all of the Class B Series Common Shares were automatically converted into Class A Series Common Shares upon closing of this transaction.

(iv)	On September 21, 2020, Field Trip completed a follow-on non-brokered private placement of an aggregate of 816,932 Class A Series Common Shares at a price of $2.00 per share for gross proceeds of $1,633,864.

(v)	The Company incurred share issuance costs of $707,263 relating to the August 14 and September 21, 2020 private placements.

(vi)	On September 25, 2020, 600,000 Class A Series Common Shares were issued as payment of milestone shares under the Jamaican SPA (see Note 18 Share-based Payments for further details).

(vii)	On October 1, 2020, 795,106 Class A Series Common Shares were issued upon closing of the Transaction (see Note 4 Reverse Takeover for details). Upon closing of the Transaction, the Group had only Common Shares outstanding.

(viii)	On January 5, 2021 the Company completed a bought deal offering (the “January BD Offering”) resulting in the issuance of 4,448,200 Units of the Company at a price per Unit of $4.50 for gross proceeds of $20,016,900. Each Unit comprised one common share (“Common Share”) of the Company and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”).

Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.60 per Warrant Share until July 5, 2022. In the event that the volume weighted average trading price of the Common Share for ten (10) consecutive trading days exceeds $9.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than 15 trading days’ notice (see Note 17 Warrants). The Warrants commenced trading on the CSE under the symbol "FTRP.WT on January 5, 2021.

In consideration of the services rendered by the underwriters in connection with the January BD Offering, the Company paid a cash commission equal to $763,046 and issued 169,565 compensation warrants (the "Compensation Warrants"). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $4.50 per Compensation Share until January 5, 2023 (see Note 17 Warrants).

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

In connection with the January BD Offering, the short form prospectus qualified the distribution of 8,170 Common Shares and 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements (see Note 17 Warrants).

(ix)	On March 17, 2021 the Company completed a bought deal offering (the “March BD Offering”) resulting in the issuance of 14,661,499 Common Shares of the Company at a price of $6.50 per Common Share for gross proceeds of $95,299,744. In consideration of the services rendered by the underwriters in connection with the March BD Offering, the Company paid a cash commission equal to $4,961,472 and issued 865,303 compensation warrants (the "Compensation Warrants"). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $6.50 per Compensation Share until March 17, 2023 (see Note 17 Warrants).

(x)	During the fiscal year ended March 31, 2021, 9,218,767 options were exercised for gross proceeds of $208,698.

Share Capital Issued as at June 30, 2021

	Number of	Amount
Class of Shares	Shares Issued	$
A (xi-xiii)	57,662,198	131,472,751
	57,662,198	131,472,751

(xi)	On June 22, 2021, Field Trip issued the second instalment of the Jamaica Facility shares under the SPA, being a total of 150,000 shares (see Note 18 Share-based payments).

(xii)	On June 22, 2021, 144,377 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $288,755.

(xiii)	During the three months ended June 30, 2021, 70,583 options were exercised for gross proceeds of $68,670.

Share Capital Reserved for Issuance

A summary of shares reserved for issuance is as per below:

	As at	As at
Class of Shares	June 30, 2021	March 31, 2021
Common Share Stock Options	5,896,769	5,150,798
Warrants	2,071,090	2,071,090
FTP Compensation Warrants	198,892	343,269
Compensation Warrants	1,034,868	1,034,868
Jamaica Facility Shares (Note 18)	450,000	600,000
	9,651,619	9,200,025

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

17. WARRANTS

The following is a schedule of the warrants outstanding:

	FTP
	Compensation	Compensation
	Warrants	Warrants	Warrants	Total Warrants	Amount
	#	#	#	#	$
Balance, March 31, 2021	343,269	1,034,868	2,071,090	3,449,227	6,370,660
Exercised	(144,377)	-	-	(144,377)	(117,219)
Balance, June 30, 2021	198,892	1,034,868	2,071,090	3,304,850	6,253,441

The weighted average remaining life for warrants outstanding as at June 30, 2021 was 1.2 years (March 31, 2021 – 1.4 years). The weighted average market fair value of shares purchased through warrant exercises during the three months ended June 30, 2021 was $1.89.

FTP Compensation Warrants

August
2020
Warrants Issued	348,769
Exercised	(149,877)
Outstanding, June 30, 2021	198,892
Exercise Price	$2.00
Expiry Date	August 14, 2022

The Company issued 299,753 FTP Compensation Warrants to the underwriter in connection with the completion of the FTP Private Placements which closed on August 14, 2020 (see Note 16(iii) Share Capital). In connection with the January BD Offering, the short form prospectus qualified the distribution of 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements (see Note 16(iii) Share Capital). The warrants have an expiry date of August 14, 2022. Each warrant entitles the holder to purchase one Class A share at $2.00 until the expiry date. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 75-110%, (iii) risk-free rate of 0.19-0.31%, (vi) share price of $2, (v) forfeiture rate of 0%, and (vi) expected life of 1.6-2 years.

Compensation Warrants

			Total
	January	March	Compensation
	2021	2021	Warrants
Warrants Issued	169,565	865,303	1,034,868
Exercised	-	-	-
Outstanding, June 30, 2021	169,565	865,303	1,034,868
Exercise Price	$4.50	$6.50
Expiry Date	January 5, 2023	March 17, 2023

The Company issued 169,565 Compensation Warrants to the underwriter in connection with the January BD Offering which was completed on January 5, 2021(see Note 16(viii) Share Capital). The warrants have an expiry date of January 5, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $4.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.19%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

The Company issued 763,303 Compensation Warrants to the underwriter in connection with the March BD Offering which was completed on March 17, 2021 (see Note 16(ix) Share Capital). The warrants have an expiry date of March 17, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $6.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.27%, (vi) share price of $6.16, (v) forfeiture rate of 0%, and (vi) expected life of 2 years. An additional 102,000 Compensation Warrants were issued to a consultant in connection with the March BD Offering.

Warrants

January
2021
Warrants Issued	2,224,100
Exercised	(153,010)
Outstanding, June 30, 2021	2,071,090
Exercise Price	$5.60
Expiry Date	July 5, 2022

The Company issued 2,224,100 Warrants in connection with the completion of the January BD Offering which closed on January 5, 2021 (see Note 16(viii) Share Capital). The warrants have an expiry date of July 5, 2022. Each warrant entitles the holder to purchase one Common Share, at an exercise price of $5.60 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.18%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 1.5 years.

The terms of the FTP Compensation Warrants, Compensation Warrants and Warrants specify that these instruments will be settled by Field Trip exchanging a fixed amount of cash for a fixed number of its own Common Shares. These terms meet the “fixed for fixed” criteria outlined in IAS 32 Financial Instruments for the warrants to be classified and accounted for as equity in the consolidated statements of financial position.

18. SHARE-BASED PAYMENTS

The Group has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”.

Long Term Incentive Option Plan

On April 2, 2019, the directors of the Group authorized option agreements with each of the five founding executives of the Group. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.

On August 11, 2020, the Group accelerated the vesting of all 9,000,900 outstanding long term incentive options which were immediately exercised and recognize in the consolidated statements of loss and comprehensive loss.

Stock Option Plan

On August 1, 2019, the directors of the Group authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

On October 6, 2020, in conjunction with the closing of the Transaction, Field Trip amended its Stock Option Plan. The maximum number of common shares reserved for issuance under the Stock Option Plan pursuant to options not intended as Incentive Stock Options (“ISOs”) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis, excluding Long Term Incentive Options. The maximum number of Common shares reserved for issuance under the Stock Option Plan pursuant to ISOs is 7,500,000.

As at June 30, 2021, the number of Common Shares available for issuance under the Stock Option Plan pursuant to options not intended as ISO’s was 2,752,561. The number of Common Shares available for issuance under the Stock Option Plan pursuant to ISOs was 6,623,917.

Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of one to ten years or upon the achievement of certain performance-related measures or milestones.

The following is a schedule of the options outstanding as at June 30, 2021 and March 31, 2021:

June 30, 2021

		Range of	Weighted Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2021	5,150,798	0.50-8.25	2.29
Stock Option Plan - Granted	969,888	5.53-7.00	6.19
Stock Option Plan - Forfeited	(153,334)	0.50-5.74	2.94
Stock Option Plan - Exercised	(70,583)	0.50-2.00	0.97
Balance, June 30, 2021	5,896,769	0.50-8.25	2.93

March 31, 2021

		Range of	Weighted Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2020	11,377,706	0.00001-0.50	0.10
Stock Option Plan - Granted	3,160,193	0.50-8.25	3.47
Stock Option Plan - Forfeited	(168,334)	0.50-2.00	0.89
Stock Option Plan - Exercised	(9,218,767)	0.00001-2.00	0.02
Balance, March 31, 2021	5,150,798	0.50-8.25	2.29

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Option model inputs for options granted during the three months ended June 30, 2021 and 2020 were as follows:

June 30, 2021

Options		Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Forfeiture Rate	Fair Value per Option
#	Grant Date	$	$	%	(years)%		%	$
969,888	April 1, 2021 - June 30, 2021	5.53 – 7.00	5.53 – 7.00	1.3 – 1.5	9.3	104 – 107	3	4.79 – 6.14

Field Trip Health Ltd ▪ Condensed Interim Consolidated Financial Statements (unaudited)

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

During the three months June 30, 2021, the Group issued stock options for Field Trip Shares as follows:

	Options	Exercise Price
Date issued	#	$
30-Apr-21	229,888	6.05
31-May-21	385,000	5.53
30-Jun-21	355,000	7.00
	969,888	6.19

The following table summarizes the unvested outstanding and exercisable options held by directors, officers, employees and consultants as at June 30, 2021 and March 31, 2021:

June 30, 2021

		Outstanding		Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50 – 8.25	5,896,769	8 - 10	2.93	1,010,699	0.74

March 31, 2021

		Outstanding		Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.5 - 8.25	5,150,798	8 - 10	2.29	785,241	0.80

Jamaica Facility Shares

Field Trip Psychedelics Inc. will issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares at a deemed price per Field Trip Common Share of $2.00. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares (See Note 16(xi) Share Capital).

The fair value of the Jamaica Facility Shares is measured at the date of grant using the Black-Scholes pricing model.

Black-Scholes model inputs for the Jamaican Facility Shares for the three months ended June 30, 2021 were as follows:

Shares to be Issued	Grant Date	Share Price		Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Share
#		$		%	(years)%		$
1,200,000	3-Jun-20	2.00	(i)	0.62	4	75	2

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Summary of Stock-based Compensation

	2021	2020
Three months ended June 30,	$	$
Stock option compensation expense - Stock Option Plan	1,332,089	69,634
Stock option compensation expense - Long Term Incentive Options	-	34,035
Stock-based compensation expense – Jamaica Facility Shares	80,044	587,903
Stock-based compensation expense	1,412,133	691,572

	2021	2020
Three months ended June 30,	$	$
Stock option compensation expense - General and administration	1,022,455	75,540
Stock option compensation expense - Patient service expense	209,477	11,915
Stock option compensation expense - Research and development	119,682	601,194
Stock option compensation expense - Sales and marketing	60,519	2,923
Stock-based compensation expense	1,412,133	691,572

19. NET LOSS PER SHARE

For the three months ended June 30, 2021 and 2020, basic loss per share and diluted loss per share were the same, as the Group recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.

Three months ended June 30,	2021	2020
Loss attributable to common shares ($)	(12,530,395)	(2,958,904)
Dilutive effect on income	-	-
Weighted average number of shares outstanding – basic (#)	57,340,680	14,020,892
Weighted average number of shares outstanding – diluted (#)	57,340,680	14,020,892
Loss per common share, basic ($)	(0.22)	(0.21)
Loss per common share, diluted ($)	(0.22)	(0.21)

Warrants and options disclosed in Notes 17 – Warrants and 18 – Share-based Compensation have been excluded from net loss per share as their effect would be anti-dilutive.

20. GENERAL AND ADMINISTRATION

	2021	2020
Three months ended June 30,	$	$
Personnel costs	2,965,840	749,840
External services	2,476,527	432,892
Share-based payments (Note 18)	1,332,888	103,669
Travel and entertainment	375,856	9,040
IT and technology	453,566	54,448
Office and general	80,989	4,031
Total general and administration	7,685,666	1,353,920

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expense.

21. OCCUPANCY COSTS

	2021	2020
Three months ended June 30,	$	$
Operating rent expense	98,350	33,469
Taxes, maintenance, insurance	4,754	7,009
Minor furniture and fixtures	240,860	1,284
Utilities and services	32,651	22,021
Total occupancy costs	376,615	63,783

Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations (see Note 30 Commitments for further details).

22. SALES AND MARKETING

	2021	2020
Three months ended June 30,	$	$
Brand and public relations	367,564	62,463
Conference fees	14,604	20,392
Personnel costs	116,908	31,317
External marketing services	450,094	37,660
Other marketing	37,535	-
Total sales and marketing	986,705	151,832

23. RESEARCH AND DEVELOPMENT

	2021	2020
Three months ended June 30,	$	$
External services	889,927	590,514
Personnel costs	198,640	142,421
Supplies and services	270,823	2,067
Total research and development	1,359,390	735,002

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the three months ended June 30, 2021 and 2020.

External services fees relate primarily to fees paid to third parties to (i) further FT-104 development; and ii) manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, provide legal advice and manage government relations.

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

24. DEPRECIATION AND AMORTIZATION

	2021	2020
Three months ended June 30,	$	$
Depreciation and Amortization - Leasehold Improvements	77,527	23,221
Depreciation and Amortization - Furniture & Fixtures	19,671	2,802
Depreciation and Amortization - Computer Equipment & Software	41,492	7,474
Depreciation and Amortization - Medical Lab and Equipment	14,293	270
Depreciation and Amortization - Right of use asset	428,165	166,567
Depreciation and Amortization - Intangible assets	34,335	9,426
Total depreciation and amortization	615,483	209,760

25. PATIENT SERVICES EXPENSE

	2021	2020
Three months ended June 30,	$	$
Personnel costs	1,215,389	53,288
Supplies and services	52,565	3,493
Payment provider fees	19,117	194
Total patient services expense	1,287,071	56,975

Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue.

26. INTEREST INCOME

	2021	2020
Three months ended June 30,	$	$
Interest income on shareholders' loan	653	621
Interest income on refundable lease deposit	4,402	1,646
Interest income on bank balances	126,560	-
Total interest income	131,615	2,267

27. INTEREST EXPENSE

	2021	2020
Three months ended June 30,	$	$
Interest expense on leases	145,611	37,234
Interest expense on loan	976	-
Interest expense on bank balances	-	17
Total interest expense	146,587	37,251

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

28. OTHER INCOME (EXPENSE)

	2021	2020
Three months ended June 30,	$	$
Unrealized foreign exchange loss	(1,074,954)	(394,120)
Realized foreign exchange loss	(9,041)	(127)
Government assistance - CEBA loan (i)	12,102	-
Government assistance - wage subsidy (ii)	-	18,000
Total other income (expense)	(1,071,893)	(376,247)

The Company applied for, and received, governmental assistance related to the COVID-19 pandemic:

(i)	The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $60,000, of which and if required conditions are met, only 75% or $ 40,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 15 Loan Payable).

(ii)	The 10% Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18, to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the three months ended June 30, 2021, the Company received wage subsidies of $nil (June 30, 2020 - $18,000).

29. CHANGE IN NON-CASH WORKING CAPITAL

	2021	2020
Three months ended June 30,	$	$
Accounts receivable	(299,555)	(115,810)
Other current assets	635,418	(152,189)
Other non-current assets	3,104	(18,614)
Accounts payable and accrued liabilities	(1,873,552)	346,441
Deferred revenue	25,931	2,000
Net changes in non-cash working capital	(1,508,654)	61,828

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

30. COMMITMENTS

Lease obligations

The Group leases real property for its clinical and office locations in North America and Europe. The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

		Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	Expiry	$	$	$	$	$	$	$
Amsterdam Clinic	October 31, 2026	338,858	63,536	63,536	63,536	63,536	63,536	21,178
Atlanta Clinic	January 31, 2031	264,453	27,595	27,595	27,595	27,595	27,595	126,478
Chicago Clinic	September 30, 2031	584,116	58,412	58,412	58,412	58,412	58,412	292,056
Houston Clinic	March 31, 2026	252,279	51,311	51,311	51,311	51,311	47,035	-
Santa Monica Clinic	June 30, 2030	534,440	59,937	59,937	59,937	59,937	59,937	234,755
Toronto Clinic and Headquarters	October 31, 2023	260,237	111,530	111,530	37,177	-	-	-
San Carlos Clinic	August 31, 2031	588,603	49,050	58,860	58,860	58,860	58,860	304,113
Jamaica	November 30, 2021	9,296	9,296	-	-	-	-	-
		2,832,282	430,667	431,181	356,828	319,651	315,375	978,580

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

In addition to variable rent payments, the Company has committed to base rent payments at its Canadian and United States clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.

		Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	Expiry	$	$	$	$	$	$	$
San Diego Clinic	January 31, 2032	2,613,826	57,426	234,139	241,042	248,521	255,999	1,576,699
Seattle Clinic	December 31, 2028	1,629,100	106,390	216,106	222,754	229,404	236,054	618,392
Vancouver Clinic	August 31, 2031	977,128	137,333	58,667	57,426	234,139	241,042	248,521
Fredericton Clinic	July 31, 2031	1,095,794	58,667	57,426	234,139	241,042	248,521	255,999
Austin Clinic	March 31, 2032	3,040,956	54,333	221,677	265,023	291,302	300,028	1,908,593
Connecticut Clinic	May 31, 2032	1,568,397	11,929	143,390	146,257	149,182	152,244	965,395
		10,925,201	426,078	931,405	1,166,641	1,393,590	1,433,888	5,573,599

Jamaica Facility

		Total	1 year	2-3 years	4-5 years	More than 5 years
	Expiry	$	$	$	$	$
Jamaica Facility	April 6, 2023	733,665	677,373	56,292	-	-

In connection with its partnership with UWI, FTNP agreed to lease property from UWI, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research, and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. $263,121 was transferred from construction in progress to leasehold improvements during the three months ended June 30, 2021 (see Note 10 Property Plant and Equipment).

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

31. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments:

•	Clinical Operations which encompass the Group’s psychedelic assisted psychotherapy clinics across North America.

•	Research which consists of the research of fungi at the Group’s facility in Jamaica and research focused employees of Field Trip Psychedelics, and

•	Corporate which encompasses the operations of Field Trip headquarters.

Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
Three months ended June 30, 2021
Net revenue	867,400	-	-	867,400
Net loss	(6,183,594)	(1,594,605)	(4,752,196)	(12,530,395)
Property, plant, and equipment	2,154,885	442,449	98,886	2,696,220
Intangible assets	505,201	-	-	505,201

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
Three months ended June 30, 2020
Net revenue	23,599	-	-	23,599
Net loss	(457,343)	(726,886)	(1,774,675)	(2,958,904)
Property, plant, and equipment	719,149	71,643	82,865	873,657
Intangible assets	234,727	-	-	234,727

	Canada	United States	Jamaica	Netherlands	Total
Geographic Information	$	$	$	$	$
Three months ended June 30, 2021
Net revenue	280,866	586,534	-	-	867,400
Net loss	(7,349,494)	(4,131,394)	(224,920)	(824,587)	(12,530,395)
Property, plant, and equipment	483,523	1,373,601	442,449	396,647	2,696,220
Intangible assets	505,201	-	-	-	505,201

Three months ended June 30, 2020
Net revenue	23,599	-	-	-	23,599
Net loss	(2,222,389)	(703,374)	(33,141)	-	(2,958,904)
Property, plant, and equipment	443,682	358,332	71,643	-	873,657
Intangible assets	234,727	-	-	-	234,727

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

32. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As at	As at
	June 30, 2021	March 31, 2021
	$	$
Financial assets at fair value through profit and loss
Cash and cash equivalent (Level 1)	27,630,348	38,469,057
Funds held in trust (Level 1)	-	795,516
Restricted cash (Level 1)	462,179	588,041
Financial assets at amortized cost
Short term investment	72,132,588	72,552,870
Accounts receivable	1,052,009	813,761
Shareholders’ loan receivable	51,174	50,521
Total financial assets	101,328,298	113,269,766
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	4,036,835	5,348,110
Loan payable	31,986	23,112
Total financial liabilities	4,068,821	5,371,222

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. There have been no transfers between any levels of the fair value hierarchy.

Credit Risk

The Group, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Group is exposed to credit risk on its cash and accounts receivable. The Group’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Group does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of its cash and cash equivalents, restricted cash, short term investments, and accounts receivable.

The Group’s cash and cash equivalents, restricted cash and short-term investments are held with financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Group believes lessens the degree of credit risk.

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Group typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Group raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at June 30, 2021, the Group had $28,092,527 (March 31, 2021 - $39,852,614) of cash and cash equivalents.

Undiscounted contractual obligations as of June 30, 2021 and March 31, 2021 are as follows:

June 30, 2021

	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	4,036,835	4,036,835	-	-	-
Loan payable	40,000	-	40,000	-	-
Lease obligations	15,463,852	1,970,881	3,501,599	3,472,714	6,518,658

Total financial liabilities	19,540,687	6,007,716	3,541,599	3,472,714	6,518,658

Total commitments	14,491,148	1,534,118	2,942,347	3,462,504	6,552,179

Total	34,031,835	7,541,834	6,483,946	6,935,218	13,070,837

March 31, 2021

	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,348,110	5,348,110	-	-	-
Loan payable	30,000	-	30,000	-	-
Lease obligations	9,463,505	1,477,942	2,295,745	1,988,112	3,701,706

Total financial liabilities	14,841,615	6,826,052	2,325,745	1,988,112	3,701,706

Total commitments	10,889,733	1,402,761	2,561,337	2,420,290	4,505,345

Total	25,731,348	8,228,813	4,887,082	4,408,402	8,207,051

Interest Rate Risk

Financial instruments that potentially subject the Group to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Group has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Group’s lease obligations are at fixed rates of interest.

Currency Risk

The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at June 30, 2021, the Group held USD dollar denominated cash of $45,645,732 USD (March 31, 2021 - $45,902,622 USD), USD denominated accounts receivable of $344,983 USD (March 31, 2021 - $32,989) and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $632,258 USD (March 31, 2021 - $487,541 USD). Therefore, a 1% change in the foreign exchange rate would have a net impact as at June 30, 2021 of $562,173 (March 31, 2021 - $571,509). USD dollar revenue for the three months ended June 30, 2021 were $477,911 USD (2020 - $ nil USD) and USD dollar expenses for the three months ended June 30, 2021 were $3,712,379 USD (2020 - $814,957 USD). Varying the foreign exchange rate for the three months ended June 30, 2021 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $39,725 (2020 - $11,298) assuming that all other variables remained constant.

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

1% strengthening of the U.S. dollar would have increased the net loss by approximately $39,725 (2020 - $11,298) assuming that all other variables remained constant.

33. RELATED PARTY TRANSACTIONS

The Group’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Shareholders

Field Trip entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand or five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at June 30, 2021 was $51,174 (see Note 9 Other Assets) and total interest income accrued at market rate in profit or loss for the three months then ended was $653 (see Note 26 Interest Income).

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management as at June 30, 2021 includes twelve directors and executive officers of the corporation. Key management personnel compensation for the three months ended June 30, 2021 and 2020 was comprised of:

	2021	2020
Three months ended June 30,	$	$
Salaries	497,827	142,152
Share-based compensation (Note 18)	406,812	37,356
	904,639	179,508

34. SUBSEQUENT EVENTS

Clinic Openings

Dallas, Texas

On July 06, 2021 , the Group executed a lease agreement to build its Dallas, Texas clinic, commencing on December 1, 2022 and ending March 31, 2032. Total commitments under the lease are approximately $1,975,759.

Miami, Florida

On July 14, 2021, the Group executed a lease agreement to build its Miami, Florida clinic, commencing on the same date and ending July 31, 2031. Total commitments under the lease are approximately $4,098,144.

Toronto Lease

On July 15, 2021, the Group executed a lease agreement for an additional 4,674 sq. ft. at its Toronto headquarters location, commencing on August 1, 2021 and ending September, 2026. Total commitments under the lease are approximately $790,651.

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2021 and 2020

(unaudited)

Scottsdale, Arizona

On July 22, 2021, the Group executed a lease agreement to build its Scottsdale, Arizona clinic, commencing on the same date and ending April 30, 2032. Total commitments under the lease are approximately $1,527,948.

Nasdaq Listing

On July 27, 2021, the Company received final approval from NASDAQ to list its common shares on the NASDAQ Global Select Market. The Company’s shares began trading at market open on July 29, 2021 with the ticker symbol FTRP.

The Company’s common stock will continue to trade in Canada on the TSX Exchange under its current symbol FTRP; and concurrent with the listing of Field Trip’s common shares on NASDAQ in the US, the shares will cease to be quoted on the OTCQX. The Company has previously completed the process to ensure its shares are eligible for electronic clearing through the Depository Trust Company (DTC).

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